EXHIBIT 99.1

VIA EMAIL

June 6, 2011

Leon Moore
Chairman, President  & CEO
Cardinal Bankshares Corporation
101 Jacksonville Circle
Floyd, Virginia 24091

Dear Leon,

Thank you for taking time to speak with me last Friday, allowing me to express my disappointment and concerns  regarding Henry Logue’s decision to resign as President & CEO of the Bank of Floyd (the “Bank”) and Executive Vice President of Cardinal Bankshares Corporation, the parent company of the Bank (the “Holding Company”).

When we first met last February to discuss growth initiatives to enhance the value of the Bank for shareowners, I was impressed with your and Henry’s recognition of the market opportunities to grow the Bank.  After further discussions over the past few months, I became confident in Henry’s ability to formulate plans to upgrade the Bank’s existing infrastructure and execute a growth plan for the Bank.  However, Henry’s resignation and your desire to retire from the Bank have created succession concerns for the Bank, its shareowners and regulators. When considering the difficult process of selecting a new president and the risks inherent in any succession plan, I believe shareowners would best be served by a sale of the Bank to a larger institution.

Three primary reasons lead me to this conclusion. First, the onslaught of new regulations has made it increasingly difficult and costly to operate a small community bank.  You have indicated that the Bank’s annual regulatory compliance expenses have increased to $750,000, with no offsetting revenue or other benefits to show in return for this expense. Second, as we discussed, one cannot overestimate the onerous burden and distraction that regulatory changes have placed on management’s scarce time and resources. Third, in my opinion, because of the Bank’s small size, without economies of scale, it will not generate enough revenue to cover the added regulatory expenses plus the day-to-day operating cost of the Bank and deliver an adequate investment return for shareowners.

On December 31, 2010, prior to my investment, the Holding Company’s shares were trading for $8.30, or 60% less than its then book value of $20.76.  Last Friday, the Holding Company’s shares were bid at $13.25. I believe that a sale of the Bank would generate value for shareowners greater than today’s book value per share of $21.  The Bank has several positive attributes that support such a valuation. The Bank has a fortress balance sheet with no external funding, a conservative loan portfolio and approximately $9,600,000 or $6.25 per share of excess capital at the Holding Company.  Furthermore, 54% of the Bank’s deposits are concentrated in Floyd, its hometown market where the Bank's deposit market share is 65% compared with only two other competitors holding the remaining 35%. Such a dominant market share without much local competition represents an attractive opportunity for an acquiring bank.

I believe there will be considerable interest to acquire the Bank among several larger community banks with operations in the same market or contiguous markets. A transaction may result in shareowners receiving full value for their investment which, if the transaction can be structured as a tax-free share exchange, would reward shareowners now while also providing the continued opportunity for growth of their investment and, more importantly, significantly greater growth than if the Bank remains independent.

In summary, in light of uncertainty regarding the Bank’s future leadership, the risks of a second succession plan, the inefficiencies of operating a small independent community bank, significantly increased regulatory costs and significant undervaluation of the stock, now is the time for the board of directors to exercise its fiduciary duty by exploring the sale of the Bank.  Over the next 60 days, I plan to seek discussions with other community banks about a potential transaction.

I would welcome the opportunity to discuss this matter in greater detail with the board of directors at its earliest convenience.  Thank you for your open-minded consideration of my ideas to realize full value for shareowners.

Sincerely,

Douglas E. Schaller

Cc:
Dr. Joseph Howard Conduff, Jr.
William R. Gardner, Jr.
Kevin D. Mitchell
Dr. A. Carole Pratt
G. Harris Warner, Jr.
Jeffrey Skinner, Kilpatrick Townsend & Stockton LLP